EXHIBIT B

                   DUE DILIGENCE USE AGREEMENT
                   ___________________________

     This Due Diligence Use Agreement ("Agreement") is executed this 28th day of May, 1999, by and between Costilla Energy, Inc.
("Costilla"), and Prize Energy Corp. ("Prize").

     WHEREAS, Costilla entered into a Confidentiality Agreement with Pioneer National Resources USA, Inc. ("Pioneer"), on or about April 15, 1998 ("Pioneer Confidentiality Agreement") (see Exhibit "A"), and pursuant thereto performed significant due diligence and effort, but did not close a transaction with Pioneer,

     WHEREAS, Costilla has data to support and document Costilla's due diligence relative to the wells, leases, plants, personal property and lands listed or described on Exhibit "B" attached hereto ("Assets"),

     WHEREAS, Prize and Pioneer have executed a definitive agreement for Prize to acquire all or a portion of the Assets and four (4) million shares of Costilla common stock from Pioneer
("Prize Acquisition"),

     WHEREAS, in order to facilitate their acquisition from Pioneer, Prize desires to acquire such due diligence from Costilla,

     NOW THEREFORE, conditioned on Pioneer's consent to allow such use of the confidential information provided to Costilla under the Pioneer Confidentiality Agreement, Costilla and Prize agree as follows:

     1.   Prize shall (1) pay $750,000 cash ("Cash Consideration");
(2) pay Costilla's expenses (as defined herein) in delivering the Due Diligence (as defined herein); (3) if the Prize Acquisition closes, deliver to Costilla an exploration agreement containing the terms set forth in Paragraph 4 below ("Exploration Agreement"); (4) if the Prize Acquisition closes, and Prize receives any shares of the Costilla common stock, vote those shares consistent with the desires of Costilla management as described herein and (5) if the Prize Acquisition closes, pay Costilla the proceeds, net of reasonable commissions, derived from the sale of 1.5 million shares of Costilla common stock with such sales being made at the time, or from time to time, in the volumes, and in the manner directed by Costilla and in accordance with applicable law.

     2. Upon payment of the Cash Consideration on or before 11:00 a.m. June 1, 1999, the Due Diligence that relates to Assets Prize acquires directly from Pioneer, shall become the property of Prize.

     3. The expenses incurred by Costilla for the use of Costilla's employees, contractors, consultants or agents ("Costilla Agents") to gather, prepare, deliver, or convey the Due Diligence to Prize, whether in written form or by spoken word ("Expenses"), shall be reimbursed by Prize within 10 (ten) days following the end of the month in which Costilla bills Prize therefore. Costilla Agents' time will be billed at the rates shown on Exhibit "C" attached hereto. If and when such expenses reach a total of $75,000, unless Prize agrees to pay more than $75,000 for expenses, Costilla shall cease incurring out-of-pocket expenses and expending more than nominal amounts of time to hand over the Due Diligence to Prize. Other expenses incurred on behalf of Prize shall be billed directly to Prize (i.e. outside copy charges, consultant, land broker fees, etc.).

     4. Prize shall execute an exploration agreement in favor of Costilla for all of the interest Prize receives from Pioneer in the Provident City, Garwood and Graceland Prospects located in Lavaca, Jackson and Colorado Counties, Texas, including the wells described on Exhibit "D" attached hereto, (the "Prospects") on the following terms:

     A. Costilla shall have the option to commence the drilling of a well on each of or any Prospect within 18 months from closing of the Prize Acquisition ("Test Well"). The purpose of each Test Well must be to test depths and formation deeper than those currently producing in existing wells.

     B.   Subject to A, E and F herein, production in each Test
          Well earns Costilla an assignment of Prize's interest in lands and leases that are within the boundaries of spacing or proration unit established for each Test
          Well.

     C. The assignment will be subject only to the burdens of record against the leases and lands which exist immediately prior to the date of closing of the Prize
          Acquisition.

     D. The Exploration Agreement will allow Costilla to assign all or part of its interest thereunder to third parties provided that all promotion and benefits received by Costilla over and above those granted in the Exploration Agreement and over and above all costs borne out-of-pocket by Costilla will be shared equally with Prize. Alternatively, if Prize, in its sole opinion, deems that such promotion and benefits are insufficiently profitable, it may retain one-half of its interests for each Test Well, and either participate or promote such interest to another third party; however, such retention shall not prohibit Costilla from drilling a Test Well and enjoying intent of the Exploration Agreement.

     E. The drilling of a well on any prospect will serve to perpetuate the Exploration Agreement as to lands and leases covered by that prospect for a period of 3 years from completion of the first well drilled on that prospect. The Exploration Agreement may be perpetuated beyond the 3 year period by continuously developing the lands and leases covered by the prospect with no more than 90 days elapsing between completion of one well and spudding of the next well on that prospect. The Exploration Agreement will grant Costilla the right to drill as many wells on each prospect as it chooses so long as the exploration agreement is in effect.

     F. At the time each well is drilled under the Exploration Agreement, Prize will meet with Costilla and endeavor to enter into an additional agreement to provide to Costilla rights to any zones which are not capable of being produced from wells other than those drilled under this Exploration Agreement existing on the date the test well is spud.

     G. The Exploration Agreement shall provide Costilla with access to any and all seismic, geological and geophysical data and information ("G&G Data") in the custody, control or possession of Prize following the Prize Acquisition that relate to the Prospects. The G&G Data to be provided to Costilla shall include, but not be limited to, all such data and information Prize acquires from Pioneer either as a part of the Prize Acquisition or otherwise.

     5. Through November of 2000, Prize shall cast and vote on all issues presented to the common shareholders of Costilla as the Costilla Board of Directors states is the desire of the then existing Costilla Board of Directors.

     6. Subject to the prior consent of Pioneer, Costilla will deliver to Prize all Evaluation Material (as defined in the Pioneer Confidentiality Agreement) and all other information resulting from the due-diligence conducted by or for the benefit of Costilla (whether prepared, purchased or acquired by Costilla) relative to such Evaluation Material and the Assets ("Due Diligence"), including, but not limited to, engineering data, environmental studies and reports, economic runs, land and title due diligence, title and other legal opinions, interpretations, studies, memoranda, and analysis. In addition, Costilla shall, at the request of Prize, provide to all professionals, consultants, agents, or other third parties (collectively, "Representatives") retained by or for the benefit of Costilla in connection with the Due Diligence, any and all consents, waivers of conflicts of interest, or other authorizations that may be deemed necessary or desirable by Prize or such Representative to permit such Representative to be retained by Prize or any other participant in the Prize Acquisition or to permit the work product of such Representative to be delivered and utilized by Prize. Prior to the delivery of any Due Diligence by Costilla, Prize acknowledges and agrees that it will obtain and provide to Costilla the written consent of Pioneer permitting Costilla's delivery of Evaluation Material and Due Diligence to Prize pursuant to the terms contemplated in this Agreement. If the Prize Acquisition does not close by the terms of the Purchase and Sale Agreement between Pioneer and Prize relating to the Prize Acquisition, Prize shall promptly return all Due Diligence to Costilla.

     7. Prize agrees to reimburse and indemnify and defend Costilla, its officers, directors, employees and representatives from any and all damages, loss, claims or expenses resulting from any lawsuit or claim asserted against such parties as a result of Prize's negligent or wrongful acts related to its use of the Due Diligence and agrees that any use of the Due Diligence is at Prize's own risk and subject to the Pioneer
Confidentiality Agreement.

     8. This Agreement constitutes the entire agreement of the parties with respect to the acquisition of the Due Diligence.

     9. The Agreement shall be an exclusive agreement between the parties only as the Due Diligence relates to Assets Prize acquires prior to August 15, 1999.

     10. The parties specifically agree that all originals of the Due Diligence materials shall be placed in the office space which will be subleased from Costilla to Prize at a rate of $10 per square foot per year until the consummation of an acquisition by Prize from Pioneer. Costilla shall have the right to copy and use the Due Diligence, as Costilla deems useful and appropriate. Further the parties agree that Costilla will have access to all Due Diligence for one year following the consummation of the Prize Acquisition or any part thereof.

     11.  The parties specifically agree that any and all Due
Diligence provided to Prize by Costilla shall be returned to Costilla by August 19, 1999, as it relates to any portion of the Assets not acquired from Pioneer by August 15, 1999.

     12. As a condition to receiving the Due Diligence, and as a covenant under this Agreement, Prize agrees that, for one (1) year subsequent to the date of this Agreement without the prior written consent of Costilla, it will not directly or indirectly, through its officers, directors, employees, and any subsidiary either (1) hire, solicit, entice, induce, interfere with, or contract any current employee of Costilla, for the purpose of persuading or influencing such employee to terminate his employment with Costilla; or (ii) indirectly aid, assist, or abet any other person, company, or business, in hiring, soliciting, enticing, interfering with, or contacting any current employee of Costilla, for the purpose of persuading or influencing such employee to terminate his employment with Costilla. In the event that Prize should breach the terms contained in this paragraph, it is agreed that Costilla will incur certain damages and costs that are not accurately ascertainable. Therefore, in the event of such a breach, Prize shall pay to Costilla as liquidated damages, a sum equal to two (2) times the annualized 12 month salary of any employee of Costilla hired in violation of this Agreement.

     13. If any confidential information pertaining to a party to this Agreement, shall be disclosed to the other party in connection with the performance of this Agreement, the party receiving such confidential information (the "Recipient") agrees to maintain its confidentiality during the period from the date hereof until December 1, 2000, except that, such confidentiality obligation does not apply to any information (1) which, at the time of disclosure or thereafter, is generally available to and known by the public, other than as result of disclosure directly, or indirectly by the Recipient, (2) which was available to the Recipient on a non-confidential basis from a source other than the other party to this agreement, or its employees, agents, advisors or representatives, provided that the Recipient has no knowledge that such source is bound by a confidentiality agreement with the disclosing party, (3) that has been independently acquired or developed by the Recipient without violating any of its obligations hereunder, or (4) for which the Recipient has become legally compelled to disclosed (by deposition, interrogatory, subpoena, civil investigative demand or similar process); provided, that the undersigned will provide the disclosing party with prompt written notice thereof.

                                        COSTILLA ENERGY, INC.
                                        400 West Illinois, Suite 1000
                                        Midland, TX 79702
                                        Tel: (915) 683-3092
                                        Fax: (915) 686-6083

                                        By:  /s/  Henry G. Musselman
                                           ___________________________
                                           Henry G. Musselman
                                           Executive Vice President
                                           and
                                           Chief Operating Officer



                                        PRIZE ENERGY CORP.
                                        20 E. 5th Street, Suite 1400
                                        Tulsa, OK 74103
                                        Tel: (918) 582-5532
                                        Fax: (918) 582-1597

                                        By:  /s/  Philip B. Smith
                                           ___________________________
                                            Philip B. Smith
                                            President

     The following Exhibits to the Due Diligence Agreement have been omitted, and the Reporting Persons agree to furnish supplementally a copy of any of the omitted Exhibits to the Securities and Exchange Commission upon its request:

     Exhibit A        -       Confidentiality Agreement dated
                              April 15, 1998, between Costilla
                              and Pioneer
     Exhibit B        -       List of Assets
     Exhibit C        -       Billing rates for Costilla
                              Personnel
     Exhibit D        -       List of Prospects